UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM SD
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Specialized Disclosure Report
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The Scotts Miracle-Gro Company
(Exact name of registrant as specified in its charter)
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Ohio	001-11593	31-1414921
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

14111 Scottslawn Road, Marysville, Ohio	43041
(Address of principal executive offices)	(Zip Code)

Ivan C. Smith
937-644-0011
(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies.

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01     Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

(i)    The Scotts Miracle-Gro Company (including its consolidated subsidiaries, the “Company”), other than AeroGrow International, Inc. (OTCBB:AERO) (“AeroGrow”) which is discussed in (ii) below) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2018 to December 31, 2018 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite, (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

During the Reporting Period, the Company manufactured or contracted to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”).

Reasonable Country of Origin Inquiry

As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources, in accordance with Form SD and related guidance provided by the Securities and Exchange Commission (“SEC”).

A description of the Company’s RCOI regarding the Subject Minerals is set out below.

The Company’s global supply chain is complex. In the course of its business operations, the Company may purchase materials and components containing conflict minerals. These materials and components may, in turn, be included in the Company’s products. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on its direct suppliers of materials and components to provide information regarding the origin of any conflict minerals that are included in their materials and components.

The Company’s research and development, supply chain, legal, compliance and finance departments worked together to search the Company’s Product Life-cycle Management (“PLM”) database to identify where Subject Minerals were used in its products. While no responsive conflict mineral matches were uncovered in this system, the cross functional team recognized that several product lines were not incorporated into the PLM database. As a result, the Company identified a small number of suppliers of materials for products falling outside the PLM database that contained metallic parts (collectively, the “Covered Suppliers”). The Company put in place a consultation of the Covered Suppliers to confirm whether the Subject Minerals were contained in these products. The Company inventoried the responses it received from Covered Suppliers and determined that two vendors confirmed on the usage of Subject Minerals in a product it supplied the Company. These vendors, however, certified that they have no reason to believe that the Subject Minerals originated in the Covered Countries.

The RCOI conducted by the Company identified no evidence the Subject Minerals contained in its products during the Reporting Period may have originated in the Covered Countries.

As required by Form SD, the disclosure contained in this Form SD regarding the Company’s RCOI is available on the Company’s website located at http://investor.scotts.com.

(ii)    AeroGrow, a consolidated subsidiary of the Company, creates, manufactures and markets soil-free indoor gardens. The disclosures made by AeroGrow in its Form SD for the Reporting Period are incorporated by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE SCOTTS MIRACLE-GRO COMPANY

Dated: May 29, 2019	By: /s/ IVAN C. SMITH
Printed Name: Ivan C. Smith
Title: Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer